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                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        FILED UNDER SECTION 33(A) OF THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED,
                                  ON BEHALF OF
                              SUTTON BRIDGE POWER
                                      AND
                    ENRON CAPITAL & TRADE RESOURCES LIMITED


         Enron Corp., an Oregon corporation ("Enron"), hereby files this Form U-57 under Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on behalf of Sutton Bridge Power, a company incorporated under the laws of England and Wales with unlimited liability ("SBP"), and Enron Capital & Trade Resources Limited, a company incorporated under the laws of England and Wales with limited liability ("ECTRL"), for the purpose of notifying the Securities and Exchange Commission (the "Commission") that SBP is a "foreign utility company" under such Section 33(a) and, if ECTRL were deemed to be a "electric utility company" (as defined in the Act), it would also be such a "foreign utility company".

         Enron has made indirect equity investments in SBP and ECTRL in the following manner:

SBP

         Enron owns 100% of the voting securities of Enron Power Corp. a Delaware corporation, which owns 100% of the voting securities of EEL Company Limited, a company incorporated under the laws of England and Wales. EEL Company Limited owns 50% of the voting securities of Enron SB Limited, a company incorporated under the laws of England and Wales, which, in turn, owns 100% of the voting securities of SBP.

ECTRL

         EEL Company Limited, the above mentioned wholly-owned subsidiary of Enron Power Corp., also owns 100% of the outstanding voting securities of ECTRL.






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ITEM 1

         Set forth below is the following information for each of SBP and
ECTRL: (a) its name; (b) its business address; (c) a description of its facilities used for the generation, transmission and distribution of electric energy for sale; and (d) to the extent known, the name of each person that holds five percent or more of any class of its voting securities.

SBP

         (a)      Name:  Sutton Bridge Power

         (b)      Business Address:  Four Milbank, London SWIP 3ET, England

         (c) Description of Facilities: SBP is in the process of developing and constructing, and will own and operate, a combined cycle gas turbine electric power station (the "Station") to be located in Sutton Bridge, Lincolnshire, England. The Station is expected to have a net generating capacity of approximately 790 MW. The Station will be connected by an approximately 3.5 kilometer overhead 400 KV transmission line to the national electricity transmission system in England and Wales through an existing substation at Walpole, England owned by The National Grid Company plc. Although SBP will own and operate an approximately 2.2 kilometer pipeline that will transport natural gas from the main National Transmission System to the Station, it does not own or operate any facility used for the distribution of natural or manufactured gas.

         (d) Shareholders: All the outstanding shares of SBP are owned by Enron SB Limited. EEL Company Limited, an indirect wholly-owned subsidiary of Enron, owns 50% of the outstanding voting securities of Enron SB Limited. The remaining 50% of the voting securities of Enron SB Limited are owned by Sutton Bridge Investors, a company incorporated under the laws of England and Wales, that is indirectly wholly-owned by various pension funds and life insurance companies.

ECTRL

         (a)      Name:  Enron Capital & Trade Resources Limited

         (b)      Business Address:  Four Milbank, London SWIP 3ET, England

         (c) Description of Facilities: ECTRL does not own or operate any facility used for the generation, transmission and distribution of electric energy for sale or for the distribution of natural or manufactured gas. ECTRL, however, has entered into a Capacity and Tolling Agreement, dated 30 May 1997 (the "Capacity and Tolling Agreement"), with SBP, pursuant to which SBP is to make the generating capacity at the Station available to ECTRL and to sell the electricity generated at the Station to the Pool, the electricity trading market in England and Wales, and to a neighboring industrial estate, in accordance with ECTRL's instructions. SBP will be obligated to pay ECTRL



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the corresponding payments received from the Pool and such industrial estate for such electricity and for certain ancillary services. The initial term of the Capacity and Tolling Agreement expires on May 1, 2014, but may be extended for additional periods. Upon expiration of the Capacity and Tolling Agreement, SBP may enter into comparable agreements with ECTRL or another energy and capacity customer or make other arrangements for the disposition of the electricity generated at the Station.

         Under the Capacity and Tolling Agreement, ECTRL has various rights which extend beyond the purchase of capacity and tolling of gas at the Station. These rights include the right to direct SBP in the commercial operation of the Station, the right to approve of changes to contracts governing the Station and the right to exclusive use of the Station during the term of the Capacity and Tolling Agreement. Because of the rights granted to ECTRL, when considered in their entirety, this filing is also made on behalf of ECTRL. Such filing does not constitute an admission, however, that ECTRL is, in fact, an "electric utility company" within the meaning of the Act or for any other purpose.

         (d) Shareholders: All the outstanding shares of ECTRL are owned by EEL Company Limited, an indirect wholly-owned subsidiary of Enron.

ITEM 2

         Domestic Associate Public-utility Companies. A wholly-owned subsidiary of Enron, Portland General Electric Company, an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity predominately in the State of Oregon. Accordingly, Enron is a "holding company" and Portland General Electric Company is an "associate company" of SBP and ECTRL, as such terms are defined in the Act. Enron is exempt from the provisions of the Act (other than Section 9(a)(2)) by reason of
Section 3(a)(1) of the Act and Rule 250.2 promulgated under the Act. Portland General Electric Company does not own any of the shares of SBP or ECTRL.

         State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas S.A. Such certification is hereby incorporated by reference.


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         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                        ENRON CORP.


                                        By:       /s/ Robert H. Butts
                                                 ------------------------------
                                        Name:    Robert H. Butts
                                                 ------------------------------
                                        Title:   Vice President and Controller
                                                 ------------------------------

                                        July 23, 1997










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